UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2020

RITTER PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37428	26-3474527
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1880 Century Park East, Suite 1000
Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 203-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	RTTR	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 5.07	Submission of Matters to a Vote of Security Holders.

A special meeting (the “Special Meeting”) of the stockholders of Ritter Pharmaceuticals, Inc. (the “Company”) was convened at 9:00 a.m., Pacific Time, on May 14, 2020 to vote on certain proposals related to the Company’s proposed merger with Qualigen, Inc. Since there were insufficient votes at the time of the Special Meeting to approve all of the required proposals, a proposal was submitted to stockholders to adjourn the Special Meeting to allow the Company additional time to solicit proxies in favor of the merger proposals (the “Adjournment Proposal”). The Adjournment Proposal is described in more detail in the Company’s joint proxy and consent solicitation statement/prospectus dated April 9, 2020.

The final voting results with respect to the Adjournment Proposal are below.

Proposal 5—Proposal to Adjourn the Special Meeting, if Necessary, to Solicit Additional Proxies in the Event that there are Not Sufficient Votes at the Time of the Special Meeting to Approve Proposals 1, 2, 3 or 4.

For:	27,460,192
Against:	1,617,432
Abstained:	1,051,452
Broker Non-Votes:	—

Accordingly, the Special Meeting was adjourned to 12:00 p.m., Pacific Time, on Monday, May 18, 2020. The Company’s stockholders of record as of the close of business on March 26, 2020 will continue to be entitled to vote at the special meeting on May 18, 2020. The reconvened special meeting will be held virtually. Stockholders of record will be able to attend the special meeting online by visiting www.virtualshareholdermeeting.com/RTTR2020 on the date of the meeting.

Item 8.01 Other Events.

On May 14, 2020, the Company issued a press release regarding the adjournment of the Special Meeting. The Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated May 14, 2020, entitled “Ritter Pharmaceuticals, Inc. Announces Adjournment of its Special Meeting

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Andrew J. Ritter
Name:	Andrew J. Ritter
Title:	Chief Executive Officer

Date: May 14, 2020